XReal, Inc.

604 ARIZONA AVENUE
SANTA MONICA, CALIFORNIA 90401
TELEPHONE: (310) 963-1789

 September 19, 2016

Via Edgar

Mail Stop 4561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:		Barbara C. Jacobs, Assistant Director

	Re:	XReal, Inc. Offering Statement on Form 1-A – Pre-Qualification Amendment Number Two Filed August 26, 2016 File No. 024-10550

Dear Ms. Jacobs:

In connection with the qualification of its Offering Statement on Form 1-A, XReal, Inc. (the “Company”) acknowledges the following:

1.	We acknowledge that should the Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the SEC from taking any action with respect to the filing.

2.	We acknowledge that the action of the SEC or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	We acknowledge that the Company may not assert SEC staff comments and/or qualification as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

Please direct any additional correspondence that you may have to the undersigned.

Very truly yours,

By:	/s/ Howard Marks
Howard Marks, Chief Executive Officer
XReal, Inc.